PennyMac Financial Services, Inc.

6101 Condor Drive

Moorpark, CA 93021

May 7, 2013

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Mark Webb

Kate McHale

RE:                                                                          PennyMac Financial Services, Inc.

Registration Statement on Form S-1

SEC File No. 333-186495

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, PennyMac Financial Services, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 3:00 pm Eastern Time, on Wednesday, May 8, 2013 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by Timothy R. Rupp of Bingham McCutchen LLP or me.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact Timothy R. Rupp at (714) 830-0669 of Bingham McCutchen LLP, counsel to the Company.

Please contact Timothy R. Rupp as soon as the Registration Statement has been declared effective.

Sincerely,

PENNYMAC FINANCIAL SERVICES, INC.

/s/ Jeffrey P. Grogin
Name:	Jeffrey P. Grogin
Title:	Chief Administrative and Legal Officer and Secretary

cc:                                Timothy R. Rupp, Bingham McCutchen LLP

Bradley C. Weber, Goodwin Procter LLP